November 13, 2024

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ILS Fixed Horizon LLC Tier 2 Regulation A Offering Submission

ILS Fixed Horizon LLC
Response to SEC Communication of November 13, 2024
File No. 024-12055

Dear Ruairi Regan, Esq.,

ILS Fixed Horizon LLC (the “Company”) understands that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the above-referenced Offering Statement on Form 1-A (the “Offering Statement”). Consequently, we hereby respectfully request that the Commission issue an accelerated qualification order for the Offering Statement, so that it may be qualified on Friday, November 15th, 2024 at 12:00 PM or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	Should the Offering Statement be declared qualified, such qualification will not foreclose the Commission from taking any action with respect to the Offering Statement;

2.	The declaration of the Offering Statement as qualified does not relieve the Company from its responsibilities for the adequacy and accuracy of the disclosures contained in the Offering Circular included in the Offering Statement; and

3.	The Company may not assert the lack of comment by Commission staff on the Offering Statement or the declaration of qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should require any additional information or clarification, please do not hesitate to contact me at (979) 541-1270.

Sincerely,

/s/ Tom Berry

CEO, ILS Fixed Horizon LLC